UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11.0

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

STATION CASINOS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

857689103

(CUSIP Number)

Frank J. Fertitta III
Chief Executive Officer
STATION CASINOS, INC.
2411 W. Sahara Avenue
Las Vegas, Nevada 89102
(702) 367-2411

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank J. Fertitta III ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,551,647

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,551,647

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,551,647

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Title of class of equity securities: Common Stock, par value $.01 per share
Name and address of issuer: Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

This Amendment No. 17 to Schedule 13D filed June 10, 1993 for Frank J. Fertitta III (the “Reporting Person”) is made to reflect the decrease in beneficial ownership by the Reporting Person since the date of Amendment No. 13 to the Schedule 13D filed May 4, 2004 as a result of (i) certain open market dispositions of common stock since the date of Amendment No. 13 as described in Item 5(C) below, (ii) the exercise of certain options to acquire common stock and the disposition of the corresponding underlying shares of common stock, offset in part by gifts of shares of common stock to trusts over which the Reporting Person has voting or dispositive power and (iii) the vesting of certain stock grants and subsequent open market sales of such stock.

Item 2.	Identity and Background
(A)	Name: Frank J. Fertitta III
(B)	Business address: 2411 West Sahara Avenue, Las Vegas, Nevada 89102
(C)	Principal occupation and business address: Chief Executive Officer, Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102
(D)	Criminal proceedings: No
(E)	Civil proceedings: No
(F)	Citizenship: United States
Item 3.	Source and Amount of Funds or Other Consideration
See Item 5(c) below.
Item 4.	Purpose of Transaction

The securities reported were disposed of as a result of (i) certain open market transactions and (ii) the exercise of certain options to acquire common stock and the disposition of the corresponding underlying shares of common stock, offset in part by gifts of shares of common stock to trusts over which the Reporting Person has voting or dispositive power.  The remaining securities beneficially owned by the Reporting Person are being held for investment purposes.  At any time, the Reporting Person may determine to dispose of some or all of the common stock he holds, subject to applicable law.  The Reporting Person may also make purchases of common stock from time to time, subject to applicable law. Any decision to make such additional dispositions or purchases will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the issuer.  Other than as set forth above, the

Reporting Person has no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer
Frank J. Fertitta III
(A)	Aggregate shares and percentage beneficially owned:
6,551,647 (9.8%)
(B)	Sole voting and dispositive power: 6,551,647 Shared voting and dispositive power: 0
(C)	Transactions effected during past sixty days:
On August 31, 2004, the Reporting Person sold 35,000 shares of common stock in an open market sale at a price of $46.1046 per share.
On September 1, 2004, the Reporting Person sold 45,000 shares of common stock in an open market sale at a price of $46.0106 per share.
On September 2, 2004, the Reporting Person sold 55,000 shares of common stock in an open market sale at a price of $46.0531 per share.
On September 7, 2004, the Reporting Person sold 55,000 shares of common stock in an open market sale at a price of $46.7353 per share.
On September 8, 2004, the Reporting Person sold 120,000 shares of common stock in an open market sale at a price of $47.7728 per share.
On September 9, 2004, the Reporting Person sold 12,500 shares of common stock in an open market sale at a price of $48.0028 per share.

On September 10, 2004, the Reporting Person (i) sold 37,500 shares of common stock in an open market sale at a price of $48.0549 per share and (ii) exercised options to acquire 40,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $48.0549 per share.  The 40,000 options to acquire common shares exercised on September 10, 2004 had a strike price of $8.60 per share.

On September 13, 2004, the Reporting Person exercised options to acquire 37,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $48.3111 per share.  The 37,000 options to acquire common shares exercised on September 13, 2004 had a strike price of $8.60 per share.

On September 14, 2004, the Reporting Person exercised options to acquire 33,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $48.5889 per share.  The 33,000 options to acquire common shares exercised on September 14, 2004 had a strike price of $8.60 per share.

On September 15, 2004, the Reporting Person exercised options to acquire 47,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $48.9631 per share.  The 47,000 options to acquire common shares exercised on September 15, 2004 had a strike price of $8.60 per share.

On September 16, 2004, the Reporting Person exercised options to acquire 13,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $49.3277 per share.  The 13,000 options to acquire common shares exercised on September 16, 2004 had a strike price of $8.60 per share.

On September 17, 2004, the Reporting Person exercised options to acquire 16,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $49.4613 per share.  The 16,000 options to acquire common shares exercised on September 17, 2004 had a strike price of $8.60 per share.

On September 20, 2004, the Reporting Person exercised options to acquire 14,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $49.5936 per share.  The 14,000 options to acquire common shares exercised on September 20, 2004 had a strike price of $8.60 per share.

On September 21, 2004, the Reporting Person acquired beneficial ownership of 415 shares of common stock as a result of the gifting of shares to trusts for the benefit of relatives of the Reporting Person over which the Reporting Person has voting or dispositive power.

On September 22, 2004, the Reporting Person (i) acquired beneficial ownership of 474 shares of common stock as a result of the gifting of shares to trusts for the benefit of relatives of the Reporting Person over which the Reporting Person has voting or dispositive power and (ii) transferred beneficial ownership of 474 shares of common stock as a gift to a trust for the benefit of relatives of the Reporting Person over which the Reporting Person does not have voting or dispositive power.

On September 24, 2004, the Reporting Person exercised options to acquire 25,400 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $49.00 per share.  The 25,400 options to acquire common shares exercised on September 24, 2004 had a strike price of $8.60 per share.

On September 28, 2004, the Reporting Person exercised options to acquire 24,600 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $48.752 per share.  The 24,600 options to acquire common shares exercised on September 28, 2004 had a strike price of $8.60 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 22, 2004
Date
/s/ Frank J. Fertitta III
Signature
Frank J. Fertitta III
Name/Title